Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-186788
June 18, 2014

REALTY INCOME CORPORATION

PRICING TERM SHEET

3.875% Notes due 2024

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated June 18, 2014 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 22, 2013 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Trade Date:	June 18, 2014

Expected Settlement Date:	June 25, 2014 (T+5)

Anticipated Ratings(1):	Baal by Moody’s Investors Service, Inc. (stable outlook)
BBB+ by Standard & Poor’s Ratings Services (stable outlook)
BBB+ by Fitch Ratings (stable outlook)

Net Proceeds:	Approximately $347.6 million after deducting the underwriting discount but before deducting other estimated expenses payable by the Company.

Use of Proceeds:

To repay a portion of the borrowings outstanding under the Company’s acquisition credit facility and for other general corporate purposes and working capital, which may include acquisitions. On June 17, 2014, the Company had approximately $355.2 million of outstanding borrowings under its $1.5 billion acquisition credit facility and anticipates that approximately $440 million of borrowings will be outstanding under such facility on the closing date of this offering. Borrowings under the acquisition credit facility are generally used to acquire properties. For additional information, see “Use of Proceeds” in the Preliminary Prospectus Supplement.

Security:	3.875% Notes due 2024

Principal Amount:	$350,000,000

Maturity Date:	July 15, 2024

Interest Rate:	3.875% per annum, accruing from June 25, 2014

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2015

Price to Public:	99.956%, plus accrued interest, if any

(1)   Note:  A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Spread to Benchmark Treasury:	+125 basis points

Benchmark Treasury:	2.500% due May 15, 2024

Benchmark Treasury Yield:	2.630%

Reoffer Yield:	3.880%

Optional Redemption:

Prior to April 15, 2024, make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points, plus accrued and unpaid interest, if any, to the redemption date. On and after April 15, 2024, 100% of principal amount, plus accrued and unpaid interest, if any, to the redemption date. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP/ISIN:	756109AQ7 / US756109AQ72

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
BNY Mellon Capital Markets, LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Regions Securities LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Lead Managers:	Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. LLC

Senior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
BBVA Securities Inc.
Mitsubishi UFJ Securities (USA), Inc.
PNC Capital Markets LLC

Co-Managers:	Capital One Securities, Inc.
Comerica Securities, Inc.
Raymond James & Associates, Inc.
SMBC Nikko Securities America, Inc.
Janney Montgomery Scott LLC
TAP Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone (toll free) at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com, BNY Mellon Capital Markets, LLC by telephone (toll free) at 1-800-269-6864 or by email at michael.priore@bnymellon.com, J.P. Morgan Securities LLC by telephone (collect) at 212-834-4533, or Wells Fargo Securities, LLC by telephone (toll free) at 1-800-326-5897 or by email at cmclientsupport@wellsfargo.com.